8911 Capital of Texas Hwy. North
Westech 360, Suite 3350
Austin, TX 78759-8497
Phone 512.338.5400
Fax 512.338.5499
www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED
CONFIDENTIAL PORTIONS REDACTED HEREIN

April 27, 2007

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, DC 20549
Attn:      Kathleen Collins
               Megan Akst

       Re:      National Instruments Corporation
                   Form 10-K for Fiscal Year Ended December 31, 2006
                   Form 8-K filed January 30, 2007
                   File No. 0-25426

Ladies and Gentlemen:

        On behalf of National Instruments Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 20, 2007 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 8-K filed January 30, 2007.

        In connection with the submission of this letter (the “Response Letter”), the Company respectfully requests confidential treatment for the Response Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. ss.200.83. The Response Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Response Letter.

        In this letter, we have repeated the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.

SEC Comment No. 1:

Form 10-K for Fiscal Year Ended December 31, 2006

Note 1: Operations and Summary of Significant Accounting Policies

Revenue Recognition

We note your disclosure that revenue from arrangements involving multiple elements (solution sales involving hardware (bundled with software drivers), application software, training, PCS, and/or other services) is allocated to each element based on VSOE of fair value (as determined based on the sales price when each element is sold separately). Based on disclosure in the filing, it is not clear whether the Company actually separately sells solution sales involving hardware (bundled with software drivers). Please confirm. If separate sales do not exist, clarify whether the residual method is used in a multiple element arrangements. For those elements for which you have established VSOE, describe the process you use to evaluate the various factors that effect your VSOE and address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2. For arrangements that include two or more undeliverables (training, PCS, other services) tell us how you considered paragraph 12 of SOP 97-2 in accounting for such sales.

CONFIDENTIAL TREATMENT REQUESTED

Response to Comment No. 1:

        Approximately [REDACTED] of the Company’s total revenue for the year ended December 31, 2006 was from product sales arrangements with no undelivered elements. The Company does not provide customization, implementation or integration services and its software is a delivered, “shrink-wrapped” product. The Company has a publicly available price list and in 2006 its average order size was approximately $[REDACTED]. The primary material multiple-element arrangements the Company sells which contain an undelivered element are arrangements which include software licenses bundled with PCS. The total amount of revenue derived from PCS (both in standalone transactions and as part of multiple-element transactions) was $[REDACTED] million ([REDACTED]% of total revenues) in 2006. The Company sells both software licenses ($[REDACTED] million) and PCS ($[REDACTED] million) on a standalone basis.

        The Company does have separate standalone sales of hardware (embedded with software drivers). As noted above, the Company also sells both software licenses and PCS on a standalone basis. Also as noted above, the only material multiple-element arrangements the Company sells that contain an undelivered element are arrangements that include software licenses bundled with PCS. VSOE of fair value is established for each of these elements based on the actual price charged on separate standalone sales. The Company is consistent in its pricing, including the discounts that are offered to its various customers within a particular customer class. The Company’s publicly available price list, which it changes infrequently (the price of its flagship software product LabVIEW FDS has changed once since 1986, increasing from $1995 to $1999 in the third quarter of 2006), is the starting point for all of its sales. The average discount from this approved price list is less than [REDACTED] percent. A substantial majority of the Company’s standalone sales transactions for each of the elements are within a reasonably narrow range. The Company stratifies its transactions based on meaningful and objective distinctions into different classes of customers (for example, direct, OEMs, VARs and education) and evaluates each customer class to ensure that VSOE for an element can be established for that customer class. Because VSOE of fair value exists for each element included in these multiple-element arrangements, the total arrangement consideration is allocated to the elements based on their relative fair values in accordance with paragraph 11 of SOP 97-2. The Company has developed and consistently applied its methodology for determining VSOE of fair value of elements in multiple-element arrangements. The Company periodically reviews and analyzes its methodology based on its pricing and/or discounting practices of separate sales of each element in multiple element arrangements, as well as the volume of separate sales transactions of each element or the introduction of new multiple-element arrangements.

        The Company’s only multiple-element arrangements that include more than one undelivered element are multiple-element arrangements that include PCS and training / education. Total revenues for training and education services were approximately $[REDACTED] million ([REDACTED]% of total revenues) for the year ended December 31, 2006. Training and education services are sold both separately on a standalone basis and as part of multiple-element arrangements. The Company charges a “per person” fee for training / education classes which last from between 3 to 5 days. The services are not essential to the functionality of any other element of the transaction as they are not involving production, modification, or customization of the software. VSOE of fair value exists for the training element based on the actual charged on separate standalone sales. Because VSOE exists for each element included in these multiple-element arrangements, the total arrangement consideration is allocated to the elements based on their relative fair values in accordance with paragraph 11 of SOP 97-2. Revenues from training and education services, whether from standalone transactions or as part of multiple-element transactions, are recognized when the related services are provided.

SEC Comment No. 2:

Note 2: Short-Term Investments

Tell us what consideration you gave to disclose the total gains for securities with net gains inaccumulated other comprehensive income, and the total losses for securities with net losses in accumulated other comprehensive income, by major security type as of each date for which a statement or financial position is presented pursuant to paragraph 19 of SFAS 115.

Response to Comment No. 2:

        The Company’s short-term investments at year end, which totaled $150.2 million, were limited to government bonds and agency notes, except for approximately $3.5 million of corporate notes. The Company believes that the total unrealized gains of approximately $11,000 and the total unrealized losses of approximately $134,000, each included in accumulated other comprehensive income, were not material for separate disclosure. The Company does have procedures in place to track the total unrealized gains and the total unrealized losses by security type of the Company’s short-term investments, and disclosure of these unrealized gains and losses will be made in the future in accordance with paragraph 19 of SFAS 115 if material.

CONFIDENTIAL TREATMENT REQUESTED

SEC Comment No. 3:

Form 8-K filed January 30, 2007

We believe the non-GAAP operating statement columnar format appearing on page 6 of Exhibit 99.1 for your Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response to Comment No. 3:

        The Company notes the Staff’s comment and will not use the non-GAAP operating statement columnar format in future filings. The Company will only present individual non-GAAP measures in future filings, for which separate reconciliations will be provided.

SEC Comment No. 4:

We note your use of non-GAAP measures (e.g. non-GAAP net income and non-GAAP earnings per share) under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us the usefulness and material limitations of these Non-GAAP measures in assessing performance. Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.

• the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
• the economic substance behind management’s decision to use such a measure;
• the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
• the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
• the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

CONFIDENTIAL TREATMENT REQUESTED

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

Response to Comment No. 4

        The Company notes the Staff’s comment and has reviewed Question 8 as suggested by the Staff. In future filings in which the Company provides non-GAAP information, the Company will provide further disclosure as suggested by the Staff and as described below.

        The Company will give further examples of the manner in which management uses the non-GAAP measures to conduct or evaluate its business by disclosing that management uses non-GAAP measures to plan and forecast future periods, to establish operational goals, to compare with its business plan and individual operating budgets, to measure management performance for purposes of executive compensation including payments to be made under bonus plans, to assist the public in measuring the Company’s performance relative to the Company’s long-term public performance goals, to allocate resources, and relative to the Company’s historical financial performance, enable comparability between periods.

        The Company will add disclosure regarding the economic substance behind management’s decision to use such non-GAAP measures by stating that its decision to exclude share-based compensation and amortization of acquisition intangibles relates to these charges being non-cash in nature and management’s belief in their usefulness in measuring the potential future performance of the Company’s business.

        The Company will give further examples of the material limitations associated with use of the non-GAAP financial measures compared to the use of the most directly comparable GAAP financial measure by disclosing that other companies may calculate non-GAAP results differently than the Company thereby limiting the usefulness of such information as a comparative measure and that such non-GAAP measures may exclude financial information that some may consider important in evaluating the Company’s performance.

CONFIDENTIAL TREATMENT REQUESTED

        The Company will add disclosure regarding the manner in which management compensates for the limitations of non-GAAP measures when using the non-GAAP financial measures by disclosing that the Company presents information on both a GAAP and non-GAAP basis for investors, that non-GAAP should not be regarded as a substitute for GAAP and provides separate reconciliations of each GAAP and non-GAAP measure presented.

        The Company will add disclosure regarding the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors by disclosing that certain of the Company’s investors have requested that the Company disclose non-GAAP information because they believe it is useful in understanding the Company’s performance as it excludes non-cash charges that certain investors feel may obscure the Company’s operating performance and because they believe it is useful in measuring the Company’s performance relative to the Company’s long-term public performance goals and relative to its historical financial performance and comparability between periods.

SEC Comment No. 5

Your disclosure on page 3 states that the non-GAAP measures assists investors in assessing the Company’s operational and cash-flow performance. This disclosure suggests that the Company is also presenting this non-GAAP measure as a measure of liquidity that is different from cash flow or cash flow from operations computed in accordance with GAAP. Tell us how you considered presenting the most directly comparable financial measure (calculated and presented in accordance with GAAP, such as cash flows from operations) and a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Response to Comment No. 5:

        The Company has reviewed the Staff’s comment and notes that it did not intend that the presentation of the non-GAAP measure be a measure of liquidity that is different from cash flow or cash flow from operations computed in accordance with GAAP. When using such non-GAAP measures in the future, the Company will clarify this point by deleting the reference to “cash-flow performance” and stating that “management believes that including the non-GAAP results assists investors in assessing the Company’s operational performance.”

General Matters:

        In addition, the Company acknowledges the following:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED

        Please direct your questions or comments regarding this letter to the undersigned at (512) 338-5439. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ J. Robert Suffoletta J. Robert Suffoletta, Esq.

cc: David Hugley, National Instruments Corporation